SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated April 22, 2008

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F     ☒                       Form 40-F     ☐

Enclosures:

1.               Nokia stock exchange release dated April 22, 2008: Notification under Chapter 2, Section 10 of the Finnish Securities Market Act: holdings of FMR LLC in Nokia Corporation below 5%

STOCK EXCHANGE RELEASE	1 (1)

April 22, 2008

Nokia Corporation

Stock exchange release

22.4.2008 at 17.15 (CET+1)

Notification under Chapter 2, Section 10 of the Finnish Securities Market Act: holdings of FMR LLC in Nokia Corporation below 5%

Espoo, Finland - According to information received by Nokia Corporation, the holdings of FMR LLC represented less than 5 % of the share capital of Nokia on April 17, 2008.

On April 17, 2008, the holdings of FMR LLC and its direct and indirect subsidiaries, including Fidelity Management and Research Company, Pyramis Global Advisors LLC and Pyramis Global Advisors Trust Company, in Nokia amounted to a total of 189 577 898 Nokia shares, corresponding to approximately 4.99 % of the total number of shares and voting rights of Nokia.

The previous notification regarding the holdings of FMR LLC in Nokia was made on March 31, 2008, when the respective holding was announced to correspond to approximately 5.02 % of the total number of shares and voting rights of Nokia as at March 26, 2008.

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 22, 2008	Nokia Corporation

	By:	/s/ Kaarina Ståhlberg
Name: Kaarina Ståhlberg
Title: Assistant General Counsel